February 4, 2020

Ramin Sayar
Chief Executive Officer
Sumo Logic, Inc.
305 Main Street
Redwood City, CA 94063

       Re: Sumo Logic, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 21, 2020
           CIK: 0001643269

Dear Mr. Sayar:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Draft Registration Statement on Form S-1 Submitted January 21, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

1. In response to prior comment 5, you indicate that you do not adjust ARR over the subsequent years for the small portion of your contracts that include increasing fees because you believe the initial contract year is the best representation of a customer's commitment upon renewal. Further explain why this is the best representation and a reasonable estimate of the customer's ARR contribution at a certain point in time. Tell us whether customers generally renew at the initial year rate and whether additional disclosure is warranted in this regard. Please also clarify how your definition of annual
 Ramin Sayar
Sumo Logic, Inc.
February 4, 2020
Page 2
      recurring revenue considers any changes in the contract value upon renewal.
2. We note the revisions made to the definition of a customer for purposes of computing
      ARR and your customer count in response to prior comments 5 and 6. Further expand your disclosure to explain why it is accurate to assume these customers will renew, and consider disclosing your historical renewal rates for each of the periods presented.
3. You state that your dollar-based net retention rate was over 120% in each of the past seven quarters. Please provide the actual rates for each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.
Results of Operations
Comparison of Nine Months Ended October 31, 2018 and 2019, page 74

4. Please separately quantify the increase in revenue that is attributable to additional sales to existing customers and sales to new customers. Provide an analysis of how changes in revenue correspond to changes in your key business metrics and address the trend in the number of net new customers. Refer to Item 303(a)(3)(iii) and Instructions to Item 303(a)
      of Regulation S-K.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                             Sincerely,
FirstName LastNameRamin Sayar
                                                             Division of
Corporation Finance
Comapany NameSumo Logic, Inc.
                                                             Office of
Technology
February 4, 2020 Page 2
cc:       Rezwan Pavri, Esq.
FirstName LastName